Robert W. Sweet, Jr.

Boston Office

(617) 832-1160

rsweet@foleyhoag.com

August 3, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Exa Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Exa Corporation (“Exa”) please find a Registration Statement on Form S-1.

Please be advised that the matter disclosed under “Experts” regarding the independence of Ernst & Young LLP, Exa’s independent registered public accountants, has been the subject of a pre-filing consultation with the Office of the Chief Accountant.

Please do not hesitate to call me at (617) 832-1160 with any questions. Thank you for your continued assistance.

Very truly yours,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS/sr

cc:	Mr. Stephen Remondi
John D. Patterson, Jr., Esq.
Martin C. Glass, Esq.
Stephen Mastrocola

Seaport World Trade Center West / 155 Seaport Blvd. / Boston, MA 02210-2600 / TEL: 617.832.1000 / FAX: 617.832.7000

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